Exhibit 99.1

Corporate Communications

CNH Industrial to announce 2016 Full Year and Fourth Quarter financial results on January 31

London, January 23, 2017

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the Full Year and Fourth Quarter of 2016 will be released on Tuesday, January 31.

A live audio webcast of the 2016 Full Year and Fourth Quarter results conference call will begin at 4:30 p.m. CET / 3:30 p.m. GMT / 10:30 a.m. EST on Tuesday, January 31.

Details for accessing the webcast presentation are available at the following address: http://bit.ly/CNH_Industrial_2016.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom